UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No.28860/ August 26, 2009

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In the Matter of                                  :
                                                  :
FIRST INVESTORS SINGLE PAYMENT AND PERIODIC        :
    PAYMENT PLANS FOR THE ACCUMULATION OF SHARES   :
    OF FIRST INVESTORS GLOBAL FUND, INC.           :
110 Wall St.                                       :
New York, NY 10005                                 :
                                                   :
(811-575)                                          :
                                                   :
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ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

First Investors Single Payment and Periodic Payment Plans for
the Accumulation of Shares of First Investors Global Fund,
Inc. filed an application on May 22, 2009, and amended on July
16, 2009, requesting an order under section 8(f) of the Act
declaring that it has ceased to be an investment company.

On July 31, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28840). The notice
gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis
of the information set forth in the application, as amended,
that applicant has ceased to be an investment company.
Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                Florence E. Harmon
                                 Deputy Secretary